Exhibit 4.3

VIACOM
EXCESS 401(k) PLAN

EFFECTIVE JANUARY 1, 2006
As Amended and Restated January 1, 2009

Section 1.               Establishment and Purpose of the Plan.

1.1           Establishment.

(a)           Effective April 1, 1984, Viacom Inc. established and maintained an unfunded plan of voluntarily deferred compensation.  The plan was known as the Viacom Excess 401(k) Plan.  The discussion below refers to Viacom Inc. prior to 2006 as “Old Viacom” and to the Viacom Excess 401(k) Plan prior to 2006 as the “Old Viacom Excess 401(k) Plan.”

(b)           On December 31, 2005, Old Viacom was restructured and separated into two publicly traded companies – Old Viacom, which was renamed CBS Corporation, and a new company outside the controlled group of Old Viacom, which was named Viacom Inc. (EIN 20-3515052).  New Viacom Inc. consists principally of the following businesses:  MTV Networks, BET, Paramount Pictures, Paramount Home Entertainment, and Famous Music.  This new plan – the new Viacom Excess 401(k) Plan – was created, effective January 1, 2006 to benefit the employees of the new Viacom Inc. (the “Company” or “Viacom Inc.”) and its participating subsidiaries.  Old Viacom approved the spinoff of benefit liabilities associated with (1) participants in the Old Viacom Excess 401(k) Plan who were employees of Old Viacom and its subsidiaries on December 31, 2005 and were employees of a business which is part of the new Viacom Inc. controlled group on January 1, 2006, and (2) participants in the Old Viacom Excess 401(k) Plan who terminated employment with Old Viacom and its subsidiaries prior to December 31, 2005 and whose last employment with Old Viacom and its subsidiaries prior to January 1, 2006 was with a business which is part of the new Viacom Inc. controlled group on January 1, 2006 (including last employment with the Paramount Pictures corporate office, but not with the Old Viacom corporate office).  The new Viacom Inc. adopted this new Plan, which was first effective on January 1, 2006.  The amount of any spun-off liabilities was determined under the terms of the Old Viacom Excess 401(k) Plan as in effect on December 31, 2005.

(c)           This amendment and restatement of the Plan is effective January 1, 2009.

1.2          Purpose.  The purpose of this Plan is to provide benefits to employees who are participants in the Viacom 401(k) Plan and whose annual base salary and commissions exceed annual Internal Revenue Code compensation limits.  Under the Plan, an Eligible Employee may, in certain circumstances, elect to defer receipt of a portion of his Compensation.  The Plan also provides that the Company will, in certain instances, credit the Ongoing Account of a Participant with an Employer Match.  This Plan is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules, regulations and guidance thereunder (“Section 409A”), other than with respect to amounts in the Grandfathered Accounts.  Notwithstanding any provision to the contrary, the Plan shall be interpreted, operated and administered in a manner consistent with these intentions.  The Plan has been administered in good faith compliance with Section 409A through December 31, 2008.

1.3          Reporting Employees.  Any Eligible Employee who is identified by the Company on or after August 28, 2002 as a Reporting Employee shall no longer be eligible to participate in this Plan, and shall instead be eligible to participate in the Viacom Excess 401(k) Plan for Designated Senior Executives.  Any deferrals made under the Plan by any Reporting Employee prior to the date he becomes a Reporting Employee will be transferred to the Viacom Excess 401(k) Plan for Designated Senior Executives as of the date he becomes a Reporting Employee.

Section 2.               Definitions.

The following words and phrases as used in this Plan have the following meanings:

2.1           Account.  The term "Account" shall mean a Participant's individual account, as described in Section 5 of the Plan.  For Participants who have a positive Account as of December 31, 2005, their Account shall equal the sum of their Grandfathered Account and their Ongoing Account.

2.2           Board of Directors.  The term "Board of Directors" means the Board of Directors of the Company.

2.3           Bonus.  The term "Bonus" (i) means any cash bonus paid under the Viacom Inc. Short-Term Incentive Plan and any other comparable annual cash bonus plan sponsored by any Employer and (ii) for MTV Networks employees, any Commission Overage paid on and after January 1, 2009.

2.4           Committee.  The term "Committee" means the Retirement Committee appointed by the Board of Directors.  The Committee may act on its own behalf or through the actions of its duly authorized delegate.

2.5           Company.  The term "Company" means Viacom Inc. (EIN 20-3515052).

2.6           Compensation.  The term "Compensation" means an Eligible Employee's annual compensation as defined in the Viacom 401(k) Plan, except that the limitations imposed by Section 401(a)(17) of the Code and Bonuses shall not be taken into account.

2.7           Disability.  For purposes of a Grandfathered Account, for disabilities that occur before January 1, 2005, a Participant shall be deemed to have incurred a “Disability” or to be “Disabled” if the Participant was Disabled under the terms of the Old Viacom Excess 401(k) Plan as of December 31, 2004.  For purposes of an Ongoing Account and for a Grandfathered Account for Disabilities occurring after December 31, 2004, a Participant shall be deemed to have incurred a "Disability" or to be "Disabled" if the Participant:

(a)            is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or

                (b)            is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the participant's employer.

(c)           Relationship to Termination.  The date a Participant meets the definition of Disability shall be treated as the date he Separates from Service for purposes of Section 6 of the Plan.

2.8           Eligible Employee.  The term "Eligible Employee" means an employee of an Employer

(a)           for whom the sum of:

(1)           the rate of annual base salary for a particular year: plus

(2)           actual commissions received for the prior year (not including any commissions and Commission Overages paid on and after January 1, 2008 to MTV Networks employee);

equals or is greater than the annual compensation limit in effect under Code Section 401(a)(17) (as adjusted from time to time by the Committee), and

(b)   who is designated by the Committee as an employee who is eligible to participate in the Plan.

If an employee becomes an Eligible Employee in any Plan Year, such employee shall remain an Eligible Employee for all future Plan Years; provided, however, that the Committee may terminate such employee's eligibility for the Plan if his annual base salary as of January 1 of any Plan Year is less than the amount in clause (a) above in effect for the Plan Year in which such employee initially became an Eligible Employee.  In no event shall any Reporting Employee be considered an Eligible Employee under the

Plan.  All Employees who were Eligible Employees under the old Viacom Excess 401(k) Plan immediately prior to January 1, 2006 will remain Eligible Employees of this Plan, subject to this Section 2.8.

2.9           Employer.  The term "Employer" means the Company and any affiliate or subsidiary that adopts the Plan on behalf of its Eligible Employees.

2.10         Employer Match.  The term "Employer Match" means the amounts credited to a Participant's Account with respect to a Participant's Excess Salary Reduction Contributions, calculated using the rate of matching contributions under the Viacom 401(k) Plan in effect at the time such Plan contributions are made.

2.11         Excess Salary Reduction Contributions.  The term "Excess Salary Reduction Contributions" means the portion of a Participant's Compensation, excluding any Bonus, earned during a Plan Year (after such Participant has reached any Limitation) that he elects to defer under the terms of this Plan.

2.12         Grandfathered Account.  “Grandfathered Account” means the portion of a Participant’s vested Account as of December 31, 2004 under the Old Viacom Excess 401(k) Plan, adjusted for earnings (or losses) thereon.  The Company will keep appropriate records of the Grandfathered Account.

2.13         Grandfathered Account Payment Option.  “Grandfathered Account Payment Option” means the payment option that applies to a Participant’s Grandfathered Account in this Plan (see Section 5.2) and to his Grandfathered Account in the Viacom Bonus Deferral Plan.  A Participant’s Grandfathered Account Payment Option will be his “Joint Payment Option” in effect for the Old Viacom Excess 401(k) Plan unless and until he changes his Grandfathered Account Payment Option pursuant to Section 5.2(d)(1).

2.14         Investment Options.  The term "Investment Options" means the investment funds available to participants in the Viacom 401(k) Plan, excluding the Self-Directed Brokerage Account.

2.15         Limitation.  The term "Limitation" means the limitation on contributions to defined contribution plans under Code Section 415(c), on compensation taken into account under Code Section 401(a)(17), or on elective deferrals under Section 401(k)(3) and Section 402(g) of the Code.

2.16         Old Viacom.  “Old Viacom” shall mean Viacom Inc., EIN 04-2949533, and its successors.  Effective January 1, 2006, this entity was renamed CBS Corporation.

2.17         Old Viacom Excess 401(k) Plan.  “Old Viacom Excess 401(k) Plan” shall mean the Viacom Excess 401(k) Plan, as sponsored by Old Viacom.  Effective January 1, 2006, this plan was renamed the CBS Excess 401(k) Plan.

2.18         Old Viacom Excess 401(k) Plan for Designated Senior Executives.  “Old Viacom Excess 401(k) Plan for Designated Senior Executives” shall mean the Viacom Excess 401(k) Plan for Designated Senior Executives, as sponsored by Old Viacom.  Effective January 1, 2006, this plan was renamed the CBS Excess 401(k) Plan for Designated Senior Executives.

2.19         Ongoing Account.  “Ongoing Account” means the portion of a Participant’s Account other than his Grandfathered Account.

2.20         Ongoing Account Payment Option.  “Ongoing Account Payment Option” means the payment option that applies to a Participant’s Ongoing Account in this Plan (see Section 5.2) and to his Ongoing Account in the Viacom Bonus Deferral Plan.  A Participant’s Ongoing Account Payment Option in effect for the Old Viacom Excess 401(k) Plan, if any, shall continue in effect under this Plan and shall be irrevocable.

2.21         Participant.  The term "Participant" means Eligible Employee who has an Account in the Plan.

2.22         Plan and Plan Year.  The term "Plan" means the Viacom Excess 401(k) Plan as set forth herein, as amended from time to time.  The term “Plan Year” means the twelve-month period that begins on each January 1.

2.23         Reporting Employee.  “Reporting Employee” means an Eligible Employee who is identified by the Company as a reporting person for purposes of Section 16 of the Securities Exchange Act of 1934 or any employee of an Employer who is eligible to participate in the Plan and whose securities may be attributable to a Reporting Employee for purposes of Section 16 of the Securities Exchange Act of 1934.

2.24         Separation from Service.  "Separation from Service" and "Separates from Service" means an Eligible Employee's termination of employment due to death, retirement or other termination of employment as provided for under Section 409A.

2.25         Viacom 401(k) Plan.  “Viacom 401(k) Plan” means, effective January 1, 2006, the Viacom 401(k) Plan sponsored by the Company.

Section 3.               Participation.

3.1           Designation of Eligible Employees.  All employees who were Eligible Employees under the Old Viacom Excess 401(k) Plan immediately prior to January 1, 2006 will remain Eligible Employees, subject to Section 2.8.  Beginning January 1, 2006, each month the Committee will designate in its sole discretion those additional employees who satisfy the terms of Section 2.8 as eligible to participate in the Plan.

3.2           Election to Participate.  An Eligible Employee must elect to participate in the Plan.  The Committee shall establish rules and procedures, in compliance with Section 409A, pursuant to which an election to make Excess Salary Reduction

Contributions will be effective.  For the election to be effective during the Plan Year in which an individual first becomes an Eligible Employee, the election must be made not later than 30 days after the date he first becomes an Eligible Employee, provided the election is permissible under Section 409A.  For the election to be effective during any subsequent Plan Year, the election must be made not later than December 31 of the immediately preceding Plan Year.  The election will be effective on a prospective basis beginning with the first eligible payroll period, or as soon as administratively practicable thereafter following receipt of the election by the Committee, and will remain in effect unless it is amended in accordance with Section 3.3.

3.3           Amendment of Election.  Participants may amend their existing Excess Salary Reduction Contribution election under this Plan by filing a new election in accordance with the prescribed administrative guidelines, not later than December 31 of the preceding Plan Year.  Such change will be effective on a prospective basis beginning with the first payroll period of the Plan Year following receipt of the new election by the Committee, or as soon as administratively practicable thereafter following receipt of the new election by the Committee.

3.4           Amount of Elections.  Each election filed by an Eligible Employee must specify the amount of Excess Salary Reduction Contributions in a whole percentage between 1% and 15% of the Participant’s Compensation, excluding any Bonus.

Section 4.               Employer Match.

An Employer Match will be credited approximately every two weeks to a Participant's Ongoing Account with respect to the eligible portion of Excess Salary Reduction Contributions of such Participant.  The eligible portion of a Participant's Excess Salary Reduction Contributions shall be limited to 5% of Compensation contributed each pay period.  In general, the portion of a Participant's Excess Salary Reduction Contributions eligible for a match shall be based on Compensation up to an annual maximum amount of $750,000.  However, special limits on annual Compensation are set out in Appendix A.

Section 5.               Individual Account.

5.1           Creation of Accounts.  The Company will maintain an Ongoing Account in the name of each Participant.  Each Participant's Ongoing Account will be credited with the amount of the Participant's (a) Excess Salary Reduction Contributions, and (b) Employer Match, if any, made in all Plan Years.  The Company will also maintain a Grandfathered Account for Participants who had a vested Account Balance as of December 31, 2004 under the Old Viacom Excess 401(k) Plan.

5.2           Election of Payment Options.

(a)           Any Grandfathered Account Payment Option shall continue to apply to a Participant’s Grandfathered Account until changed by the Participant in accordance with this Section 5.

(b)           Any Eligible Employee who does not have an Ongoing Account Payment Option in effect under this Plan or under the Viacom Bonus Deferral Plan shall elect an Ongoing Account Payment Option no later than 30 days after the date he first becomes an Eligible Employee and by the deadline in Section 3.2.

(c)           (1)           A Participant may elect to receive his Ongoing Account under either of the following Payment Options:  (i) a single lump sum; or (ii) annual payments over a period of two, three, four or five years beginning, in either case, the later of (I) January 31 of the calendar year immediately following the end of the Plan Year in which the Participant Separates from Service or (II) during the month following the month that contains the six-month anniversary of the Employee’s Separation from Service.  A Participant may also elect to receive his Ongoing Account in a single lump sum on January 31 of the 2nd, 3rd, 4th or 5th calendar year following the year in which the Participant Separates from Service.  If a Participant elects to receive annual payments over a period of two or more years, such annual payments shall be made in substantially equal annual payments, unless the Participant designates, at the time of making his Ongoing Account Payment Option election, a specific percentage of his Ongoing Account to be distributed in each year.  All specified percentages must be a whole multiple of 10% and the total of all designated percentages must be equal to 100%.  If no Ongoing Account Payment Option election is made in accordance with the terms of the Plan or under the Viacom Bonus Deferral Plan, a Participant shall be deemed to have elected to receive his Ongoing Account in a single lump sum to be paid the later of (i) January 31 of the calendar year immediately following the end of the Plan Year in which the Participant Separates from Service or (ii) during the month following the month that contains the six-month anniversary of the Employee’s Separation from Service.

(2)           A Participant may elect to receive his Grandfathered Account under either of the following Payment Options:  (i) a single lump sum; or (ii) annual payments over a period of two, three, four or five years beginning, in either case, on or about January 31 of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment.  A Participant may also elect to receive his Grandfathered Account in a single lump sum on or about January 31 of the 2nd, 3rd, 4th or 5th calendar year following the year in which the Participant terminates employment.  If a Participant elects to receive annual payments over a period of two or more years, such annual payments shall be made in substantially equal annual payments, unless the Participant designates, at the time of making his Grandfathered Account Payment Option election, a specific percentage of his Grandfathered Account to be distributed in each year.  All specified percentages must be a whole multiple of 10% and the total of all designated percentages must be equal to 100%.  If no Grandfathered Account Payment

Option election is made in accordance with the terms of the Plan or under the Viacom Bonus Deferral Plan, a Participant shall be deemed to have elected to receive his Grandfathered Account in a single lump sum on or about January 31 of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment.

Example 1:  If a Participant (i) elects (or is deemed to elect) a Grandfathered Account or Ongoing Account Payment Option that provides for a lump sum payment in the year following the Plan Year in which he Separates from Service and (ii) Separates from Service in February 2009, such lump sum shall be paid on January 31, 2010.  A Participant alternatively could designate January 31 of 2011, 2012, 2013 or 2014 in which to receive his lump sum.

Example 2:  If a Participant (i) elects a Grandfathered Account or Ongoing Account Payment Option that provides for annual payments over a period of four years and (ii) Separates from Service in February 2009, the first installment from his Grandfathered Account and his Ongoing Account will be paid on or about January 31, 2010 and the subsequent payments will be made on January 31 of 2011 through 2013.  Each payment on January 31 of 2010 through 2013 will be comprised of approximately 25% of the Participant's Grandfathered or Ongoing Account as of December 31 of the calendar year in which the Participant Separates from Service.  A Participant alternatively could designate 10% of his Grandfathered or Ongoing Account to be distributed in January 2010, 20% in January 2011, 30% in January 2012 and 40% in January 2013; or, any other combination of percentages that totals 100%.

Example 3:  If a Participant (i) elects (or is deemed to elect) a Grandfathered Account or Ongoing Account Payment Option that provides for a lump sum payment in the year following the Plan Year in which the Participant Separates from Service and (ii) Separates from Service in October 2009, his Grandfathered Account lump sum shall be paid on or about January 31, 2010 and his Ongoing Account lump sum shall be paid in May 2010 (during the month following the month that contains the six-month anniversary of the Participant’s Separation from Service).

Example 4:  If a Participant (i) elects a Grandfathered Account or Ongoing Account Payment Option that provides for annual payments over a period of four years and (ii) Separates from Service in August 2009, the first installment from his Grandfathered Account will be paid on or about January 31, 2010 and the subsequent payments will be made on or about January 31 of 2011 through 2013.  Each payment on January 31 of 2009 through 2013 will be comprised of approximately 25% of the Participant's Grandfathered Account as of December 31 of the calendar year in which the Participant Separates from Service.  The first installment from his Ongoing Account will be paid in March 2010 (during the month following the month that contains the six-month anniversary of the Participant’s Separation from Service) and each subsequent payment made in January of 2011 through 2013 will be comprised of approximately 25% of the Participant's Ongoing Account as of the Participant's Separation from Service date.

(d)           Changes.

(1)           Grandfathered Account.  With respect to a Grandfathered Account, a Participant may change his Grandfathered Account Payment Option no more than three times over the course of his employment with the Company or any affiliate.  A Participant may change an existing Grandfathered Account Payment Option only one time in any calendar year.  Any change of a Participant's existing Grandfathered Account Payment Option election made less than six months prior to the Participant's termination of employment for any reason shall be null and void and the Participant's last valid Grandfathered Account Payment Option shall remain in effect.

5.3           Investments.

(a)           All Excess Salary Reduction Contributions will be credited through December 31 of the calendar year in which the Participant Separates from Service with an amount equal to such amount which would have been earned had such contributions been invested in the same Investment Options and in the same proportion as the Participant may elect, from time to time, to have his Salary Reduction Contributions invested under the Viacom 401(k) Plan; or if no such election has been made, in the Plan fund designated by the Committee.  All Matching Employer Contributions will be credited through December 31 of the calendar year in which the Participant Separates from Service with an amount equal to such amount that would have been earned had such contributions been invested in the Viacom Company Stock Fund in the Viacom 401(k) Plan unless the Participant has transferred any portion of that account to another Investment Option.

(b)           If a Participant elects (or is deemed to elect) a single lump sum Grandfathered Account or Ongoing Account Payment Option payable in the first calendar year following the calendar year in which the Participant Separates from Service and such payment is made on January 31 of the calendar year immediately following the end of the Plan Year in which the Participant Separates from Service, no additional adjustments will be made to the Participant's Grandfathered Account or Ongoing Account after December 31 of the calendar year in which the Participant Separates from Service.  If, however, payment of the Participant’s Ongoing Account cannot be made until at least the six-month anniversary of the Employee’s Separation from Service, the Participant’s Ongoing Account shall be credited with earnings based on the rate of return in the Plan’s stable value fund as designated by the Committee beginning January 1 of the calendar year following the year in which the Participant Separates from Service and continuing through the end of the month of such six-month anniversary.  If a Participant elects a single lump sum Grandfathered Account or Ongoing Account Payment Option payable in the second, third, fourth or fifth calendar year following the calendar year in which the Participant Separates from Service, the Participant's Grandfathered Account or Ongoing Account shall be credited with earnings based on the rate of return in the Plan’s stable value fund as designated by the Committee beginning January 1 of the calendar year following the year in which the Participant Separates from Service and continuing through December 31 of the calendar year immediately preceding the calendar year in which the single lump sum is paid.

(c)           If a Participant elects annual payments, no additional adjustments will be made to any amount payable in the first calendar year following the year in which the Participant Separates from Service.  If, however, payment of the first installment of a Participant’s Ongoing Account cannot be made until at least the six-month anniversary of the Employee’s Separation from Service, the Participant’s Ongoing Account shall be credited with earnings based on the rate of return in the Plan’s stable value fund as designated by the Committee beginning January 1 of the calendar year following the year in which the Participant Separates from Service and continuing through the end of the month of such six-month anniversary.  For any annual payments made in the second, third, fourth or fifth year following the calendar year in which the Participant Separates from Service, the Participant's Grandfathered or Ongoing Account shall be credited with earnings based on the rate of return in the Plan’s stable value fund as designated by the Committee beginning January 1 of the calendar year following the year in which the Participant Separates from Service  and continuing through December 31 of the calendar year immediately preceding the calendar year in which each payment is made.

(d)           No provision of this Plan shall require the Company or the Employer to actually invest any amounts in any fund or in any other investment vehicle.

        5.4           Account Statements.  Each Participant will be given, at least annually, a statement showing (a) the amount of all Contributions, (b) the amount of Employer Match, if any, made with respect to his Account for such Plan Year, and (c) the balance of the Participant's Account after crediting Investments.

Section 6.               Payment.

6.1           Payment on Account of Separation from Service For Reasons Other Than Disability.

(a)           Grandfathered Account.  A Participant (or a Participant's beneficiary) shall be paid the balance in his Grandfathered Account following termination of employment in accordance with the Grandfathered Account Payment Option in effect with respect to the Participant.

(b)           Ongoing Account.  A Participant (or a Participant's beneficiary) shall be paid the balance in his Ongoing Account following Separation from Service in accordance with the Ongoing Account Payment Option in effect with respect to the Participant.

6.2           Payment on Account of Disability.

(a)           Grandfathered Account.  A Participant (or a Participant's beneficiary) shall be paid the balance in his Grandfathered Account following the date he meets the definition of Disability in accordance with the Grandfathered Account Payment Option in effect with respect to the Participant.  If a Participant no longer meets the definition of Disability and returns to work with an Employer, no further payments shall be made on account of the prior Disability, and distribution of his remaining Grandfathered Account shall be made as otherwise provided in this Section 6 at the time of his subsequent termination of employment.

(b)           Ongoing Account.  A Participant (or a Participant's beneficiary) shall be paid the balance in his Ongoing Account following the date he meets the definition of Disability in accordance with the Ongoing Account Payment Option in effect with respect to the Participant.  If the Participant no longer meets the definition of Disability while he is still receiving payments from his Ongoing Account Balance, those payments shall continue to be made.

6.3           Reemployment.  Any payments from an Eligible Employee's Ongoing Account that commenced due to the Eligible Employee's Separation from Service will not cease or be suspended if the Eligible Employee subsequently becomes reemployed by the Company or any corporation or other entity that is required to be aggregated with the Company pursuant to Code Sections 414(b), (c), (m) or (o).

6.4           Designation of Separate Payments.  For purposes of the Plan, the entitlement to a series of benefit payments under the Plan payable in periodic installments shall be treated as an entitlement to a series of separate payments, with each benefit payment being considered, and hereby designated as, a separate payment for purposes of Section 409A.

Section 7.               Nature of Interest of Participant.

Participation in this Plan will not create, in favor of any Participant, any right or lien in or against any of the assets of the Company or any Employer, and all amounts of Compensation deferred here under shall at all times remain an unrestricted asset of the Company or the Employer.  A Participant's rights to benefits payable under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, or encumbrance.  All payments hereunder shall be paid in cash from the general funds of the Company or applicable Employer and no special or separate fund shall be established and no other segregation of assets shall be made to assure the payment of benefits hereunder.  Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between any Employer and a Participant or any other person, and the Company's and each Employer's promise to pay benefits hereunder shall at all times remain unfunded as to the Participant.

Section 8.               Hardship Distributions.

8.1           Hardship Definition. A Participant may request the Committee to accelerate distribution of all or any part of the value of his Account solely for the purpose of alleviating an immediate financial emergency.  For purposes of this Section 8.1, such an immediate financial emergency shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.  This requirement is met only if the amounts distributed with respect to an emergency do not exceed the amounts necessary to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship), including loans and withdrawals from the Viacom 401(k) Plan.

8.2           Committee Discretion.  The Committee may request that the Participant provide certifications and other evidence of qualification for such emergency hardship distribution as it determines appropriate.  The decision of the Committee with respect to the grant or denial of all or any part of such request shall be in the sole discretion of the Committee, whether or not the Participant demonstrates that an immediate financial emergency exists, and shall be final and binding and not subject to review.

8.3           Excess Salary Reduction Contributions Cease.  In the event that a Participant receives a distribution to alleviate an immediate financial emergency pursuant to Section 8.2 or receives a hardship distribution from the Viacom 401(k) Plan, his Excess Salary Reduction Contributions shall cease for the remainder of the calendar year in which he receives such distribution.

Section 9.               Beneficiary Designation.

A Participant's beneficiary designation for this Plan will automatically be the same as the Participant's beneficiary designation recognized under the Viacom 401(k) Plan, unless a separate designation of beneficiary for this Plan has been properly filed.

Section 10.             Administration.

10.1          Committee.  This Plan will be administered by the Committee, the members of which were initially appointed by the Board of Directors and can be subsequently removed or replaced by the President and Chief Executive Officer of the Company.

10.2           Powers of the Committee.  The Committee's powers will include, but will not be limited to, the power:

(a)             to determine who are Eligible Employees for purposes of participation in the Plan;

(b)           to interpret the terms and provisions of the Plan and to determine any and all questions arising under the Plan, including without limitation, the right to remedy possible ambiguities, inconsistencies, or omissions by a general rule or particular decision;

(c)           to adopt rules consistent with the Plan; and

(d)           to approve certain amendments to the Plan.

10.3         Claims Procedure.  The Committee shall have the exclusive right to interpret the Plan and to decide any and all matters arising thereunder.

(a)           Claim for Benefit.  Claims as to the amount of any distribution or method of payment under the Plan must be submitted in writing to the Committee.  The Committee shall notify the Participant of its decision by written or electronic notice, in a manner calculated to be understood by the Participant.  The notice shall set forth:

(1)           the specific reasons for the denial of the claim;

(2)           a reference to specific provisions of the Plan on which the denial is based;

(3)           a description of any additional material or information necessary to perfect the claim and an explanation of why such material or information is necessary; and

(4)           an explanation of the Plan’s claims review procedure for the denied or partially denied claim and any applicable time limits, and a statement that the Participant has a right to bring a civil action under Section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) following an adverse benefit determination on review.

Such notification shall be given within 90 days after the claim is received by the Committee (or within 180 days, if special circumstances require an extension of time for processing the claim, and provided written notice of such extension and circumstances and the date a decision is expected is given the Participant within the initial 90-day period).  The time period begins when the claim is filed, regardless of whether the Plan has all of the information necessary to decide the claim at the time of filing.  A claim is considered approved only if its approval is communicated in writing to the Participant.

(b)           Review or Denial of Claim.  Upon denial of a claim in whole or in part, a Participant shall have the right to submit a written request to the Committee for a full and fair review of the denied claim.  A request for review of a claim must be submitted within 60 days of receipt by the Participant of written notice of the denial of the claim.  If the Participant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the Participant precluded from reasserting it.  Also, if the Participant is not provided a notice of denial, the Participant may submit a written request for review to the Committee.

The Participant shall have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Participant’s claim for benefits.  The Participant may submit written comments, documents, records, and other information relating to the claim for benefits.  The review shall take into account all comments, documents, records, and other information submitted by the Participant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.  Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

(c)           Decision by the Committee.  The Committee will advise the Participant of the results of the review within 60 days after receipt of the written request for review (or within 120 days if special circumstances require an extension of time for processing the request, and if notice of such extension and circumstances is given to such Participant within the initial 60 day period).

The decision on review shall be in written or electronic form, in a manner calculated to be understood by the Participant.  The notice shall set forth:

(1)           the specific reasons for the denial of the appeal of the claim;

(2)           the specific reference to pertinent provisions of the Plan on which the denial is based;

(3)           a statement that the Participant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Participant’s claim for benefits;

(4)           a statement describing any voluntary appeal procedures offered by the Plan (if any) and the Participant’s right to obtain the information about such procedures and a statement of the Participant’s right to bring an action under Section 502(a) of ERISA.

To the extent of its responsibility to review the denial of benefit claims, the Committee shall have full authority to interpret and apply in its discretion the provisions of the Plan.  The Committee may request a meeting to clarify any matters deemed appropriate.

A Participant, beneficiary, or other individual alleging a violation of or seeking any remedy under any provision of ERISA shall also be subject to the claims procedure described in this Section 10.3.  Any such claim shall be filed within one year of the time the claim arises or it shall be deemed waived and abandoned.  Also, any suit or legal action will be subject to a one-year limitation period, measured from the date a claim arises and tolled during the period that any claim is pending under the claims procedures of this Section 10.3.

10.4          Finality of Committee Determinations.  Determinations by the Committee and any interpretation, rule, or decision adopted by the Committee under the Plan or in carrying out or administering the Plan shall be final and binding for all purposes and upon all interested persons, their heirs, and personal representatives.

10.5          Severability.  If a provision of the Plan shall be held illegal or invalid, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

10.6          Governing Law.  The provisions of the Plan shall be governed by and construed in accordance with the laws of the State of New York, to the extent not preempted by the laws of the United States.

10.7          Gender.  Wherein used herein, words in the masculine form shall be deemed to refer to females as well as males.

Section 11.              No Employment Rights.

No provisions of the Plan or any action taken by the Company, the Board of Directors, or the Committee shall give any person any right to be retained in the employ of any Employer, and the right and power of the Company to dismiss or discharge any Participant is specifically reserved.

Section 12.              Amendment, Suspension, and Termination.

 The Committee shall have the right to amend the Plan at any time, unless provided otherwise in the Company's governing documents.  The Board of Directors shall have the right to suspend or terminate the Plan at any time.  No amendment, suspension or termination shall, without the consent of a Participant, adversely affect the value of such Participant's Account.  In the event the Plan is terminated, the Committee shall continue to administer the Plan in accordance with the relevant provisions thereof.

Appendix A – Special Limits on Annual Compensation

Notwithstanding the provisions of Section 4 of the Plan, the following special limits on annual Compensation shall apply to Employees who became Participants in the Plan on January 1, 2006:

·
For Employees eligible as of December 31, 1995 under the Old Viacom Excess 401(k) Plan and whose base salary plus bonus as of December 31, 1995 exceeded $750,000, the maximum annual Compensation for the 1996 Plan Year and each subsequent Plan Year on which the Employer Match will be based shall be the Employee’s base salary plus bonus as of December 31, 1995.

·
For an active full-time Employee who is a Participant and who is also a full-time employee of CBS Corporation or a member of its controlled group and a participant in the Old Viacom 401(k) Plan and the Old Viacom Excess 401(k) Plan or the Old Viacom Excess 401(k) Plan for Designated Senior Executives on and after January 1, 2006, the maximum annual Compensation for the 2006 Plan Year and each subsequent Plan Year on which the Employer Match will be based shall be $375,000.